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FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

ANNUAL REPORT

of

TREASURY CORPORATION OF VICTORIA (registrant)

a Statutory Corporation of

THE STATE OF VICTORIA, AUSTRALIA (coregistrant)
(Names of Registrants)

Date of end of last fiscal year: June 30, 2002 (registrant)
June 30, 2002 (coregistrant)

SECURITIES REGISTERED
(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Notes	$1,300,000,000(1)	None(1)

(1)
This Form 18-K is being filed voluntarily by the registrant and coregistrant.

        Names and address of persons authorized to receive notices and communications on behalf of the Registrants from the Securities and Exchange Commission:

Mr. Terry Dyson
Executive Director
Victorian Government Business Office
44 Montgomery Street
Suite 1308
San Francisco, California 94104

TREASURY CORPORATION OF VICTORIA ("TCV")

        The information set forth below is to be furnished:

        1.    In respect of each issue of securities of the registrant registered, a brief statement as to:

          (a)  The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

            (a)  No such modifications.

            (b)    The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

            (b)  No such provisions.

          (c)  The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization instalment.

            (c)  No such failure.

        2.    A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

          (a)  Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under paragraph (a), but under paragraph (b) of this item).

            As of June 30, 2002, TCV had A$8,760,237 million (market value) of internal funded debt.(1)

(1)
For purposes hereof, "Funded Debt" means debt with a maturity in excess of one year.

          (b)  External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).

            Yen 38.3 billion; GBP 84.7 million and CAD 57.8 million.(2)(3) For details see Exhibit (c).

(2)
As a matter of Government policy in Victoria, all foreign currency exposures incurred by TCV must be swapped into Australian dollar liabilities.

(3)
Does not include A$ denominated debt raised externally.

        3.    A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

          See Exhibit (c).

        4.    (a) As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

          (1)  Total amount held by or for the account of the registrant.

            As of June 30, 2002: None.

          (2)  Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

            Information not practicable.

          (3)  Total amount otherwise outstanding.

            Information not available.

        (b)  If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

            Not applicable.

        5.    A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

          (a)  Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant).

            Nil

          (b)  External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable).

            Nil

        6.    Statements of the receipts, classified by source, and the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practical, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

          See the registrant's Financial Statements, and notes thereto, in Exhibit (c).

        7.    (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government, briefly describe such foreign exchange control).

            Not applicable.

          (b)  If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

            Not applicable.

        8.    Brief statement as of date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

          Not applicable.

        9.    Statement of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

          Not applicable.

        10.  The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balance should conform, if possible, to the nomenclature and form used in the Statistical Handbook of the League of Nations. (These statements need be furnished only if the registrant has published balances of international payments.)

          Not applicable.

THE STATE OF VICTORIA, AUSTRALIA ("Victoria")

        The information set forth below is to be furnished:

        1.    In respect of each issue of securities of the registrant registered, a brief statement as to:

          (a)  The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

            (a)  Not applicable.

          (b)  The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

            (b)  Not applicable.

          (c)  The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization instalment.

            (c)  No such failure.

        2.    A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

          (a)  Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

            (a)  Except as noted below, all debt obligations of Victoria are to TCV. For a description of these arrangements and a table providing details of this debt, see Exhibit (d).

        In addition, please see Exhibit (d) for the outstanding debt of other bodies which was guaranteed by Victoria as at June 30, 2002.

        The State of Victoria has contractual obligations in respect of certain motor vehicle and other lease transactions, totalling some A$266 million at June 30, 2002. In addition guaranteed and contingent debt of budget supported authorities totalled approximately $144 million at that date. See Exhibit (d).

          (b)  External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt).

          (b)  See Item 2(a).

        3.    A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

          Not applicable.

        4.    (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

          (1)  Total amount held by or for the account of the registrant.

            Not applicable.

          (2)  Total estimated amount held by nationals of the registrant (or if registrant is other than an internal government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

            Not applicable.

          (3)  Total amount otherwise outstanding.

            Not applicable.

          (b)  If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

            Not applicable.

        5.    A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

          (a)  Internal floating indebtedness of the registrant, (Total to be stated in the currency of the registrant).

            (a)  See Item 2(a).

          (b)  External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable).

            (b)  See Item 2(a).

        6.    Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

          See Exhibit (d).

        7.    (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

            Not applicable.

          (b)  If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

            Not applicable.

        8.    Brief statement as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

            Not applicable.

        9.    Statement of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statement should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in term of value, such will suffice.

            Not applicable.

        10.  The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balance should conform, if possible, to the nomenclature and form used in the "Statistical Handbook of the League of Nations." (These statements need be furnished only if the registrant has published balances of international payments.)

            Not applicable.

        This annual report comprises:

(a)
Facing page and pages numbered 1 to 9 consecutively.

(b)
The following exhibits:

Exhibit (a)—	None.
Exhibit (b)—	None.
Exhibit (c)(i)—	2002-2003 Budget Papers
Exhibit (c)(ii)—	2002-2003 Budget Update
Additional Exhibits:
Exhibit (d)(i)—	Description of Treasury Corporation of Victoria
	—	Financial Statements
	—	Domestic Debt of Treasury Corporation of Victoria without Periodic Principal Payments
	—	Domestic Debt of Treasury Corporation of Victoria with Periodic Principal Payments
	—	Commonwealth Financial Agreement and Specific Purpose Debt Assumed by Treasury Corporation of Victoria on June 27, 1991
	—	International Debt of the Treasury Corporation of Victoria
	—	Debt of Participating Authorities and State of Victoria to Treasury Corporation of Victoria (Market Value)
Exhibit (d)(ii)—	Description of The State of Victoria
Exhibit (e)—	Consents of Auditor-General of Victoria

        This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political subdivisions thereof.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, Treasury Corporation of Victoria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Melbourne, Australia, on the 3rd day of April, 2003.

TREASURY CORPORATION OF VICTORIA (Name of Registrant)
By:	/s/ MICHAEL DONTSCHUK
	Name:	Michael Dontschuk
	Title:	Managing Director (Chief Executive Officer)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the State of Victoria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Melbourne, Australia, on the 3rd day of April, 2003.

THE STATE OF VICTORIA (Name of Coregistrant)
By:	/s/ JOHN BRUMBY MP
	Name:	John Brumby MP
	Title:	Treasurer of the State of Victoria

Exhibit Index

Exhibit No.	Description
Exhibit (a)—	None.
Exhibit (b)—	None.
Exhibit (c)(i)—	2002-2003 Budget Papers
Exhibit (c)(ii)—	2002-2003 Budget Update
Additional Exhibits:
Exhibit (d)(i)—	Description of Treasury Corporation of Victoria
	—	Financial Statements
	—	Domestic Debt of Treasury Corporation of Victoria without Periodic Principal Payments
	—	Domestic Debt of Treasury Corporation of Victoria with Periodic Principal Payments
	—	Commonwealth Financial Agreement and Specific Purpose Debt Assumed by Treasury Corporation of Victoria on June 27, 1991
	—	International Debt of the Treasury Corporation of Victoria
	—	Debt of Participating Authorities and State of Victoria to Treasury Corporation of Victoria (Market Value)
Exhibit (d)(ii)—	Description of The State of Victoria
Exhibit (e)—	Consents of Auditor-General of Victoria

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TREASURY CORPORATION OF VICTORIA ("TCV")
THE STATE OF VICTORIA, AUSTRALIA ("Victoria")
SIGNATURE
SIGNATURE
Exhibit Index